TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2017

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first quarter ended June 30, 2017

Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 43 thousand units, or 2.0%, to 2,215 thousand units in FY2018 first quarter (the three months ended June 30, 2017) compared with FY2017 first quarter (the three months ended June 30, 2016). Vehicle unit sales in Japan increased by 33 thousand units, or 6.5%, to 544 thousand units in FY2018 first quarter compared with FY2017 first quarter. Overseas vehicle unit sales increased by 10 thousand units, or 0.6%, to 1,671 thousand units in FY2018 first quarter compared with FY2017 first quarter.

The results of operations for FY2018 first quarter were as follows.

Net revenues	7,047.6 billion yen	(an increase of 458.4 billion yen or 7.0% compared with FY2017 first quarter)

Operating income	574.2 billion yen	(a decrease of 67.9 billion yen or 10.6% compared with FY2017 first quarter)

Income before income taxes and equity in earnings of affiliated companies	679.3 billion yen	(an increase of 2.2 billion yen or 0.3% compared with FY2017 first quarter)

Net income attributable to Toyota Motor Corporation	613.0 billion yen	(an increase of 60.5 billion yen or 11.0% compared with FY2017 first quarter)

The changes in operating income and loss were as follows.

Effects of marketing activities	a decrease of 30.0 billion yen compared with FY2017 first quarter

Effects of changes in exchange rates	a decrease of 35.0 billion yen compared with FY2017 first quarter

Cost reduction efforts	an increase of 50.0 billion yen compared with FY2017 first quarter

Increase in expenses and others	a decrease of 45.0 billion yen compared with FY2017 first quarter

Other	a decrease of 7.9 billion yen compared with FY2017 first quarter

Note:

Translational impacts concerning operating income of overseas subsidiaries and concerning provisions in foreign currencies at the end of the fiscal year are included in “Effects of changes in exchange rates”.

Segment Operating Results

(i)	Automotive:

Net revenues for the automotive operations increased by 339.6 billion yen, or 5.6%, to 6,368.6 billion yen in FY2018 first quarter compared with FY2017 first quarter. However, operating income decreased by 54.0 billion yen, or 9.9%, to 489.3 billion yen in FY2018 first quarter compared with FY2017 first quarter. The decrease in operating income was mainly due to the increase in expenses and others, and the effects of changes in exchange rates.

(ii)	Financial services:

Net revenues for the financial services operations increased by 64.8 billion yen, or 14.8%, to 503.7 billion yen in FY2018 first quarter compared with FY2017 first quarter. However, operating income decreased by 14.9 billion yen, or 16.6%, to 75.3 billion yen in FY2018 first quarter compared with FY2017 first quarter. The decrease in operating income was mainly due to the increase in expenses related to credit losses and residual value losses, and the decrease in valuation gains on interest rate swaps stated at fair value, both in sales finance subsidiaries.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first quarter ended June 30, 2017

(iii)	All other:

Net revenues for all other businesses increased by 88.9 billion yen, or 35.7%, to 337.9 billion yen in FY2018 first quarter compared with FY2017 first quarter, and operating income increased by 3.3 billion yen, or 32.1%, to 13.6 billion yen in FY2018 first quarter compared with FY2017 first quarter.

Geographic Information

(i)	Japan:

Net revenues in Japan increased by 324.9 billion yen, or 9.7%, to 3,686.3 billion yen in FY2018 first quarter compared with FY2017 first quarter, and operating income increased by 28.8 billion yen, or 9.9%, to 319.2 billion yen in FY2018 first quarter compared with FY2017 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, and cost reduction efforts.

(ii)	North America:

Net revenues in North America increased by 126.9 billion yen, or 5.0%, to 2,661.4 billion yen in FY2018 first quarter compared with FY2017 first quarter. However, operating income decreased by 82.2 billion yen, or 48.0%, to 89.2 billion yen in FY2018 first quarter compared with FY2017 first quarter. The decrease in operating income was mainly due to the increase in sales expenses.

(iii)	Europe:

Net revenues in Europe increased by 139.6 billion yen, or 22.5%, to 761.5 billion yen in FY2018 first quarter compared with FY2017 first quarter, and operating income increased by 11.3 billion yen, or 125.5%, to 20.3 billion yen in FY2018 first quarter compared with FY2017 first quarter. The increase in operating income was mainly due to cost reduction efforts.

(iv)	Asia:

Net revenues in Asia increased by 14.1 billion yen, or 1.2%, to 1,196.7 billion yen in FY2018 first quarter compared with FY2017 first quarter. However, operating income decreased by 23.0 billion yen, or 18.1%, to 104.3 billion yen in FY2018 first quarter compared with FY2017 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 90.8 billion yen, or 17.4%, to 612.4 billion yen in FY2018 first quarter compared with FY2017 first quarter, and operating income increased by 11.3 billion yen, or 41.8%, to 38.6 billion yen in FY2018 first quarter compared with FY2017 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, and the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2017 and June 30, 2017

	Yen in millions
	March 31, 2017	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	2,995,075	2,940,829
Time deposits	1,082,654	1,057,514
Marketable securities	1,821,598	1,928,268
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	1,959,874
Finance receivables, net	6,196,649	6,385,291
Other receivables	436,867	466,736
Inventories	2,388,617	2,456,712
Prepaid expenses and other current assets	796,297	867,313

Total current assets	17,833,695	18,062,537

Noncurrent finance receivables, net	9,012,222	9,211,844
Investments and other assets:
Marketable securities and other securities investments	7,679,928	7,942,459
Affiliated companies	2,845,639	2,811,012
Employees receivables	25,187	24,471
Other	1,156,406	1,165,965

Total investments and other assets	11,707,160	11,943,907

Property, plant and equipment:
Land	1,379,991	1,380,787
Buildings	4,470,996	4,505,738
Machinery and equipment	11,357,340	11,446,117
Vehicles and equipment on operating leases	5,966,579	6,038,577
Construction in progress	474,188	462,735

Total property, plant and equipment, at cost	23,649,094	23,833,954

Less – Accumulated depreciation	(13,451,985)	(13,596,211)

Total property, plant and equipment, net	10,197,109	10,237,743

Total assets	48,750,186	49,456,031

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2017 and June 30, 2017

	Yen in millions
	March 31, 2017	June 30, 2017
Liabilities
Current liabilities:
Short-term borrowings	4,953,682	5,111,938
Current portion of long-term debt	4,290,449	4,145,484
Accounts payable	2,566,382	2,329,333
Other payables	936,938	858,269
Accrued expenses	3,137,827	3,178,003
Income taxes payable	223,574	237,223
Other current liabilities	1,210,113	1,324,386

Total current liabilities	17,318,965	17,184,636

Long-term liabilities:
Long-term debt	9,911,596	10,320,161
Accrued pension and severance costs	905,070	908,661
Deferred income taxes	1,423,726	1,482,910
Other long-term liabilities	521,876	535,860

Total long-term liabilities	12,762,268	13,247,592

Total liabilities	30,081,233	30,432,228

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2017 and June 30, 2017 issued: 47,100,000 shares at March 31, 2017 and June 30, 2017	485,877	486,477

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2017 and June 30, 2017 issued: 3,262,997,492 shares at March 31, 2017 and June 30, 2017	397,050	397,050
Additional paid-in capital	484,013	485,876
Retained earnings	17,601,070	17,883,709
Accumulated other comprehensive income (loss)	640,922	714,983
Treasury stock, at cost, 288,274,636 shares at March 31, 2017 and 288,112,262 shares at June 30, 2017	(1,608,243)	(1,607,335)

Total Toyota Motor Corporation shareholders’ equity	17,514,812	17,874,283

Noncontrolling interests	668,264	663,043

Total shareholders’ equity	18,183,076	18,537,326

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	49,456,031

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2017

Consolidated Statements of Income

	Yen in millions
	For the first quarter ended June 30, 2016	For the first quarter ended June 30, 2017
Net revenues:
Sales of products	6,159,004	6,578,122
Financing operations	430,109	469,484

Total net revenues	6,589,113	7,047,606

Costs and expenses:
Cost of products sold	5,013,808	5,442,731
Cost of financing operations	265,418	310,332
Selling, general and administrative	667,657	720,249

Total costs and expenses	5,946,883	6,473,312

Operating income	642,230	574,294

Other income (expense):
Interest and dividend income	56,761	66,760
Interest expense	(4,923)	(4,388)
Foreign exchange gain (loss), net	(29,305)	22,791
Other income (loss), net	12,293	19,891

Total other income (expense)	34,826	105,054

Income before income taxes and equity in earnings of affiliated companies	677,056	679,348

Provision for income taxes	187,825	185,398
Equity in earnings of affiliated companies	90,000	137,802

Net income	579,231	631,752

Less – Net income attributable to noncontrolling interests	(26,766)	(18,696)

Net income attributable to Toyota Motor Corporation	552,465	613,056

Note:

Net income attributable to common shareholders for the first quarter ended June 30, 2017 and 2016 is 609,983 million yen and 550,016 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,073 million yen and 2,449 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	181.12	205.05

Diluted	179.11	202.84

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2017

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2016	For the first quarter ended June 30, 2017
Net income	579,231	631,752
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(449,900)	15,288
Unrealized gains (losses) on securities	(265,202)	62,894
Pension liability adjustments	(3,608)	(1,330)

Total other comprehensive income (loss)	(718,710)	76,852

Comprehensive income (loss)	(139,479)	708,604

Less – Comprehensive income attributable to noncontrolling interests	4,267	(21,487)

Comprehensive income (loss) attributable to Toyota Motor Corporation	(135,212)	687,117

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2017

	Yen in millions
	For the first quarter ended June 30, 2016	For the first quarter ended June 30, 2017
Cash flows from operating activities:
Net income	579,231	631,752
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	382,289	400,618
Provision for doubtful accounts and credit losses	11,909	15,365
Pension and severance costs, less payments	10,359	(1,627)
Losses on disposal of fixed assets	7,130	10,531
Unrealized losses on available-for-sale securities, net	776	1
Deferred income taxes	10,842	24,607
Equity in earnings of affiliated companies	(90,000)	(137,802)
Changes in operating assets and liabilities, and other	265,677	128,920

Net cash provided by operating activities	1,178,213	1,072,365

Cash flows from investing activities:
Additions to finance receivables	(3,188,383)	(3,649,396)
Collection of and proceeds from sales of finance receivables	3,156,628	3,415,515
Additions to fixed assets excluding equipment leased to others	(343,480)	(281,402)
Additions to equipment leased to others	(616,586)	(591,088)
Proceeds from sales of fixed assets excluding equipment leased to others	7,812	9,995
Proceeds from sales of equipment leased to others	315,408	296,860
Purchases of marketable securities and security investments	(632,924)	(865,643)
Proceeds from sales of and maturity of marketable securities and security investments	395,438	635,292
Changes in investments and other assets, and other	347,379	12,089

Net cash used in investing activities	(558,708)	(1,017,778)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,218,630	1,200,362
Payments of long-term debt	(1,126,169)	(1,083,297)
Increase in short-term borrowings	254,921	123,934
Dividends paid to Toyota Motor Corporation class shareholders	(1,224)	(2,473)
Dividends paid to Toyota Motor Corporation common shareholders	(334,144)	(327,220)
Dividends paid to noncontrolling interests	(29,163)	(21,681)
Reissuance (repurchase) of treasury stock	(147,334)	653

Net cash used in financing activities	(164,483)	(109,722)

Effect of exchange rate changes on cash and cash equivalents	(120,192)	889

Net increase (decrease) in cash and cash equivalents	334,830	(54,246)

Cash and cash equivalents at beginning of period	2,939,428	2,995,075

Cash and cash equivalents at end of period	3,274,258	2,940,829

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2017, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2017. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the three-month period are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In July 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance to simplify the measurement of inventory. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. Toyota adopted this guidance on April 1, 2017. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be adopted retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Toyota currently plans to adopt the modified retrospective method of adoption from the fiscal year beginning April 1, 2018. Toyota’s current efforts to this end include the identification of revenue within the scope of this guidance, as well as the evaluation of revenue contracts. Toyota continues to assess the impact of adoption of this guidance on its consolidated financial statements and related disclosure.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance will require that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It will also require entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2016 and 2017, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2017 and June 30, 2017:

	Yen in millions
	March 31, 2017	June 30, 2017
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	2,200
Investments and other assets - Other	662	605

Total	662	2,805

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	61,946	70,330
Investments and other assets - Other	168,292	156,776

Total	230,238	227,106

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	12,357	5,750
Investments and other assets - Other	164	138

Total	12,521	5,888

Total derivative assets	243,421	235,799
Counterparty netting	(84,883)	(88,264)
Collateral received	(60,021)	(61,394)

Carrying value of derivative assets	98,517	86,141

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(64)	—
Other long-term liabilities	—	(175)

Total	(64)	(175)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(67,091)	(38,742)
Other long-term liabilities	(158,383)	(110,583)

Total	(225,474)	(149,325)

Foreign exchange forward and option contracts
Other current liabilities	(19,919)	(22,895)
Other long-term liabilities	—	—

Total	(19,919)	(22,895)

Total derivative liabilities	(245,457)	(172,395)
Counterparty netting	84,883	88,264
Collateral posted	122,231	50,056

Carrying value of derivative liabilities	(38,343)	(34,075)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2017 and June 30, 2017:

	Yen in millions
	March 31, 2017		June 30, 2017
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	40,837	19,459,677	40,768	19,820,976
Foreign exchange forward and option contracts	—	2,772,741	—	2,815,760

Total	40,837	22,232,418	40,768	22,636,736

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2016 and 2017:

	Yen in millions
	For the first quarter ended June 30, 2016		For the first quarter ended June 30, 2017
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	3,606	(3,615)	(574)	737

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(828)		45,229
Foreign exchange gain (loss), net	(248)		8,498
Foreign exchange forward and option contracts
Cost of financing operations	6,757		(8,494)
Foreign exchange gain (loss), net	96,435		1,999

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of June 30, 2017 is ¥1,911 million. The aggregate fair value amount of assets that are already posted as cash collateral as of June 30, 2017 is ¥44,016 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥1,911 million as of June 30, 2017.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2017 is ¥2,663,065 million. Liabilities for guarantees totaling ¥6,488 million have been provided as of June 30, 2017. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports. On August 8, 2017, the SDNY made a filing confirming Toyota’s compliance with the DPA and requested the United States District Court for the Southern District of New York (“the Court”) to dismiss the criminal charge that had been filed in connection with the DPA. The Court has not yet ruled on the SDNY’s request.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. Court approval is being sought for the settlement. Toyota and other automakers have also been named in certain class actions filed in Mexico and Canada, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota has cooperated with the request.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first quarter ended June 30, 2016 and 2017.

Segment operating results -

For the first quarter ended June 30, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,017,861	430,109	141,143	—	6,589,113
Inter-segment sales and transfers	11,176	8,802	107,900	(127,878)	—

Total	6,029,037	438,911	249,043	(127,878)	6,589,113
Operating expenses	5,485,596	348,670	238,715	(126,098)	5,946,883

Operating income	543,441	90,241	10,328	(1,780)	642,230

For the first quarter ended June 30, 2017:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,356,753	469,484	221,369	—	7,047,606
Inter-segment sales and transfers	11,912	34,284	116,617	(162,813)	—

Total	6,368,665	503,768	337,986	(162,813)	7,047,606
Operating expenses	5,879,287	428,468	324,341	(158,784)	6,473,312

Operating income	489,378	75,300	13,645	(4,029)	574,294

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first quarter ended June 30, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	1,979,436	2,484,804	590,033	1,063,505	471,335	—	6,589,113
Inter-segment sales and transfers	1,381,974	49,755	31,797	119,152	50,198	(1,632,876)	—

Total	3,361,410	2,534,559	621,830	1,182,657	521,533	(1,632,876)	6,589,113
Operating expenses	3,071,043	2,363,119	612,820	1,055,209	494,233	(1,649,541)	5,946,883

Operating income	290,367	171,440	9,010	127,448	27,300	16,665	642,230

For the first quarter ended June 30, 2017:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,110,797	2,601,902	698,651	1,059,406	576,850	—	7,047,606
Inter-segment sales and transfers	1,575,529	59,565	62,866	137,383	35,556	(1,870,899)	—

Total	3,686,326	2,661,467	761,517	1,196,789	612,406	(1,870,899)	7,047,606
Operating expenses	3,367,110	2,572,239	741,196	1,092,437	573,707	(1,873,377)	6,473,312

Operating income	319,216	89,228	20,321	104,352	38,699	2,478	574,294

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first quarter ended June 30, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,479,328	545,781	1,054,434	976,166	5,055,709
Consolidated sales	—	—	—	—	6,589,113
Ratio of overseas sales to consolidated sales	37.6%	8.3%	16.0%	14.8%	76.7%

For the first quarter ended June 30, 2017:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,606,346	646,269	1,121,523	1,028,560	5,402,698
Consolidated sales	—	—	—	—	7,047,606
Ratio of overseas sales to consolidated sales	37.0%	9.2%	15.9%	14.6%	76.7%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first quarter ended June 30, 2016 and 2017 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first quarter ended June 30, 2016
Net income attributable to Toyota Motor Corporation	552,465
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,236)

Basic net income attributable to Toyota Motor Corporation per common share	550,016	3,036,810	181.12
Effect of dilutive securities
Model AA Class Shares	2,449	47,100
Assumed exercise of dilutive stock options	(2)	636

Diluted net income attributable to Toyota Motor Corporation per common share	552,463	3,084,546	179.11

For the first quarter ended June 30, 2017
Net income attributable to Toyota Motor Corporation	613,056
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,860)

Basic net income attributable to Toyota Motor Corporation per common share	609,983	2,974,750	205.05
Effect of dilutive securities
Model AA Class Shares	3,073	47,100
Assumed exercise of dilutive stock options	(3)	433

Diluted net income attributable to Toyota Motor Corporation per common share	613,053	3,022,283	202.84

On May 10, 2017, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥ 327,219 million, ¥110 per common share, to common shareholders effective on May 25, 2017.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and June 30, 2017. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	41,876	891,606	—	933,482
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,797,499	1,079,385	8,947	5,885,831
Common stocks	2,686,934	—	—	2,686,934
Other	18,191	73,246	—	91,437
Investments measured at net asset value	—	—	—	735,131
Derivative financial instruments	—	243,334	87	243,421

Total	7,544,500	2,887,571	9,034	11,176,236

Liabilities
Derivative financial instruments	—	(237,848)	(7,609)	(245,457)

Total	—	(237,848)	(7,609)	(245,457)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	June 30, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	34,188	815,125	—	849,313
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,833,069	1,200,814	9,601	6,043,484
Common stocks	2,836,165	—	—	2,836,165
Other	6,579	246,691	—	253,270
Investments measured at net asset value	—	—	—	616,625
Derivative financial instruments	—	234,447	1,352	235,799

Total	7,710,001	3,097,077	10,953	11,434,656

Liabilities
Derivative financial instruments	—	(172,395)	—	(172,395)

Total	—	(172,395)	—	(172,395)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds as well as U.S., European and other bonds represent 28% and 72% (as of March 31, 2017) and 25% and 75% (as of June 30, 2017) of public and corporate bonds, respectively. Listed stocks on the Japanese stock markets represent 92% and 92% of common stocks as of March 31, 2017 and June 30, 2017, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2016 and 2017 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2016 and 2017 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first quarter ended June 30, 2016
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications	(449,900)	(263,080)	(6,257)	(719,237)
Reclassifications	—	(2,122)	2,649	527

Other comprehensive income (loss), net of tax	(449,900)	(265,202)	(3,608)	(718,710)
Less – Other comprehensive income attributable to noncontrolling interests	27,042	3,945	46	31,033

Balance at June 30, 2016	(921,913)	1,163,688	(318,684)	(76,909)

For the first quarter ended June 30, 2017
Balance at March 31, 2017	(560,108)	1,426,003	(224,973)	640,922
Other comprehensive income (loss) before reclassifications	15,288	71,770	(2,746)	84,312
Reclassifications	—	(8,876)	1,416	(7,460)

Other comprehensive income (loss), net of tax	15,288	62,894	(1,330)	76,852
Less – Other comprehensive income attributable to noncontrolling interests	(2,566)	(200)	(25)	(2,791)

Balance at June 30, 2017	(547,386)	1,488,697	(226,328)	714,983

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first quarter ended June 30, 2016	For the first quarter ended June 30, 2017	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	(1,348)	(4,509)	Financing operations
	(2,538)	(3,211)	Foreign exchange gain (loss), net
	768	(5,446)	Other income (loss), net

	(3,118)	(13,166)	Income before income taxes and equity in earnings of affiliated companies
	996	4,293	Provision for income taxes
	0	(3)	Equity in earnings of affiliated companies

	(2,122)	(8,876)	Net income

Pension liability adjustments:
Recognized net actuarial loss	4,971	3,195	*1
Amortization of prior service costs	(963)	(960)	*1

	4,008	2,235	Income before income taxes and equity in earnings of affiliated companies
	(1,359)	(819)	Provision for income taxes

	2,649	1,416	Net income

Total reclassifications, net of tax	527	(7,460)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.